SCHEDULE A
Transactions in the Securities of the Issuer in the Last 60 Days

Shares of Common Stock Purchased/(Sold)	Price Per Share ($)	Date of Purchase / Sale

STAR EQUITY HOLDINGS, INC

13,460 (1)	N/A	3/19/2026

(1) On January 24, 2025 (the "Grant Date"), the restricted stock units ("RSUs") were granted to the Reporting Person under the Issuer's 2009 Incentive Stock and Awards Plan, as amended and restated (the "2009 Incentive Plan") for which the performance conditions related to vesting were satisfied as of March 19, 2026. The RSUs granted are also subject to time-based vesting conditions that vest 66.6% on the first anniversary of the Grant Date (13,460 RSUs), 16.7% on the second anniversary of the Grant Date (3,375 RSUs), and 16.7% on the third anniversary of the Grant Date (3,375 RSUs).